Exhibit 99.1

Paul Goodson

Sr. Director, Investor Relations

Tel: (510) 204-7270

XOMA Reports Second Quarter 2006 Results

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Berkeley, CA – August 9, 2006 – XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of antibody therapeutics for cancer and immunological disorders, today announced its results for the second quarter ended June 30, 2006.

Second Quarter Results

XOMA recorded total revenues for the second quarter of $7.5 million, an increase of $2.3 million over the second quarter of 2005. Growth in revenues was due primarily to higher contract development and manufacturing revenues and growth in royalties from Genentech, Inc.’s (“Genentech”, NYSE: DNA) RAPTIVA®.

The operating loss for the second quarter was $9.0 million in 2006 compared with $8.1 million in the 2005 quarter, reflecting the higher revenue in 2006, offset primarily by higher research and development expenses and contract service costs. The net loss for the second quarter of 2006 was $5.9 million or ($0.06) per share, compared with a net loss of $8.6 million or ($0.10) per share for the quarter ended June 30, 2005. Net non-cash credits related to convertible debt derivative accounting and debt conversions were $4.1 million in the second quarter of 2006, which contributed to the reduction in net loss. A more detailed discussion of XOMA’s second quarter financials is provided below, in XOMA’s most recent 10-Q filing, and in a question and answer format on XOMA’s website at http://www.xoma.com/wt/page/investors.

Recent Highlights

•	XOMA and Schering Corporation (NYSE: SGP) through its Schering-Plough Research Institute division (“Schering-Plough”), formed a collaboration for the development of therapeutic antibodies in which XOMA will receive up-front payments, funded R&D, milestones, and royalties. Based on currently anticipated development plans and costs, XOMA estimates that the aggregate amount of up-front, R&D funding and milestone payments under the collaboration could amount to between $25 million and $75 million.

•	Taligen Therapeutics, Inc. (“Taligen”) and XOMA completed a letter agreement for XOMA to develop processes, scale up, and manufacture quantities of Taligen’s antibody product to support pre-clinical studies and entry into clinical trials.

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XOMA launched a new line of business based on its Human Engineering™ technology with the announcement of its agreement with AVEO Pharmaceuticals, Inc. (“AVEO”) to humanize AV-299, an antibody being developed against a cancer target. Previously, XOMA had used Human Engineering™ only for its own and for partnered development programs. XOMA will receive up-front payments, milestones and royalties from AVEO.

•	Genentech’s LUCENTIS™ (ranibizumab injection) was approved by the Food and Drug Administration (“FDA”) and sales began at the end of the quarter. XOMA will receive a royalty from Genentech on sales of LUCENTIS™.

•	NEUPREX® clinical development progressed with the initiation of a trial for patients with severe burns and the clearance by FDA of the Investigational New Drug (“IND”) application for a trial in hematopoietic stem cell transplant (“HSCT”).

•	During the second quarter, $2.9 million of XOMA’s 6.5% convertible notes were voluntarily converted to equity by the holders. The total face value of XOMA’s outstanding convertible debt was $56.6 million at June 30, 2006, on which date XOMA held $34.9 million in cash, cash equivalents, and marketable securities.

•	On July 14, 2006, the European Medicines Agency’s (“EMEA”) Committee for Orphan Medicinal Products recommended to the European Commission that opebacan (NEUPREX®) be granted orphan medicinal product designation. XOMA is evaluating the possibility of submitting a marketing authorization application in Europe for NEUPREX® for meningococcemia under the EMEA’s exceptional circumstances approval mechanism.

•	On July 28, 2006, XOMA was awarded a $16.3 million contract with the National Institute of Allergy and Infectious Diseases (“NIAID”), which follows NIAID’s $15.0 million contract award to XOMA in 2005 for antibody development work against botulinum neurotoxin.

“During the second quarter, we continued to make progress on multiple fronts to move products forward in XOMA’s pipeline while reducing our financial and development risk,” said John L. Castello, chairman of the board, president, and chief executive officer of XOMA. “In addition to advancing products toward approval, our corporate focus continues to be on securing new licensees for our technologies, forming new drug discovery collaborations and completing new contracts for antibody development and manufacturing. Because revenues from collaborations, licenses and manufacturing agreements occur only after agreements are completed and not in any designated quarter, XOMA’s financial results may not show a smooth progression toward our goals.”

Financial Discussion

Revenues

Total revenues for the second quarter of 2006 were $7.5 million, compared with $5.2 million during the second quarter of 2005. Revenues for the first half of 2006 increased 60% to $13.1 million from $8.2 million in the first half of 2005.

License and collaborative fee revenues were $0.7 million for the quarter ended June 30, 2006, compared with $2.7 million for the same period of 2005. Contract revenues totaled $4.7 million for the three months ended June 30, 2006, compared with $0.9 million for the same period of 2005, reflecting an increase in contract manufacturing services performed under XOMA’s existing contract with NIAID to develop three anti-botulinum neurotoxin monoclonal antibody therapeutics, which is 100% funded with federal funds from NIAID under Contract No. HHSN266200500004C, offset by a reduction in clinical trial services performed for Genentech in the 2005 quarter. Royalties were $2.1 million for the second quarter of 2006 compared with $1.6 million in the year-ago quarter, reflecting increases in royalty revenues from the sale of Genentech’s RAPTIVA® and royalties from the initiation of sales of Genentech’s LUCENTIS™ on the last day of the second quarter. Royalty percentages on BCE licenses range from 0.5% to 3% of net sales, and the royalty on LUCENTIS™ is toward the lower end of this range.

Expenses

XOMA’s research and development expense for the second quarter of 2006 totaled $12.1 million, compared with $9.5 million for the same period of 2005. The $2.6 million increase primarily reflects increases in spending on XOMA’s contract with NIAID, its development efforts on XOMA 052 and NEUPREX®, and its collaboration with Lexicon Genetics, Inc. (“Lexicon”, Nasdaq: LEXG), partially offset by decreased spending on its collaboration agreements with Genentech, Millennium Pharmaceuticals, Inc (Nasdaq: MLNM), and, primarily as a result of Novartis AG’s (“Novartis”, NYSE: NVS) acquisition of Chiron Corporation, Novartis.

General and administrative expense for the three months ended June 30, 2006, was $4.4 million compared with $3.7 million for the 2005 quarter. The increase of $0.7 million resulted primarily from expenses relating to higher legal and consulting expenses.

XOMA recorded a net interest benefit for the second quarter totaling $2.7 million. This net benefit consists primarily of interest payable of $1.1 million, offset by an interest expense benefit of $4.1 million primarily resulting from a decrease in fair value of the embedded derivative on XOMA’s convertible debt. XOMA’s second quarter 2005 interest expense of $1.1 million consisted primarily of interest payable on its outstanding convertible notes.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at June 30, 2006, totaled $34.9 million compared with $43.5 million at December 31, 2005. The $8.6 million decrease from December 31, 2005, primarily reflects cash used in operations of $18.5 million and cash used in the purchase of fixed assets of $5.3 million, partially offset by cash provided by financing activities of $15.1 million, primarily from the $12.5 million in notes issued for cash in XOMA’s convertible debt exchange. Cash used in operations during the second quarter of 2006 was $4.8 million compared with $13.5 million during the second quarter of 2005.

Based on current spending levels, anticipated revenues, collaborator funding, proceeds from its convertible note offerings in February of 2005 and February of 2006 and other sources of funding it believes to be available, XOMA estimates that it has sufficient cash resources to meet its anticipated net cash needs through at least 2008. Any significant revenue shortfalls, increases in planned spending on development programs or more rapid progress of development programs than anticipated, as well as the unavailability of anticipated sources of funding, could shorten this period. Progress or setbacks by potentially competing products may also affect XOMA’s ability to raise new funding on acceptable terms.

Long Term Debt

At June 30, 2006, XOMA had $58.1 million of 6.5% convertible senior notes due in 2012, including the embedded derivative of $5.5 million. Long term debt to Novartis totaled $15.8 million, representing XOMA’s cumulative draw down against a $50.0 million loan facility established to facilitate XOMA’s participation in its oncology collaboration with Novartis, plus accrued but unpaid interest.

Product Highlights

RAPTIVA® (Efalizumab): Royalty from Genentech

Worldwide sales of RAPTIVA® in the second quarter of 2006 were $39.2 million, with $22.3 million coming from Genentech’s sales in the U.S. and $16.9 million from Serono SA’s sales internationally. Worldwide sales in the second quarter of 2005 were $28.6 million.

Worldwide sales of RAPTIVA® in the first half of 2006 were $74.2 million compared with $49.7 million for the first half of 2005. U.S. sales of RAPTIVA® for the first half of 2006 were $43.6 million compared with $37.9 million in the first half of 2005. International sales of RAPTIVA® for the first half of 2006 were $30.6 million; sales outside of the U.S. for the same period of 2005 were $11.8 million.

LUCENTIS™ Approval: Royalty from Genentech

On June 30, 2006, the FDA granted marketing approval to Genentech for LUCENTIS™, a monoclonal antibody therapy manufactured pursuant to a bacterial cell expression (“BCE”) license from XOMA to treat neovascular (wet) age-related macular degeneration. XOMA will receive royalties on sales of LUCENTIS™.

Oncology Therapeutic Antibodies Program: Collaboration with Novartis

In 2005, XOMA and Chiron Corporation (now Novartis) initiated separate Phase I clinical trials in advanced chronic lymphocytic leukemia (“CLL”) and multiple myeloma (“MM”) with CHIR-12.12 (now HCD122), the first product candidate selected under the collaboration. Both of these studies are ongoing and XOMA hopes to announce preliminary results from them by the end of 2006.

BPI Program: NEUPREX®

NEUPREX® (opebacan) is an injectable formulation of rBPI21, a modified recombinant fragment of human bactericidal/permeability-increasing protein (“BPI”). BPI is a human host-defense protein made by a type of white blood cell that is involved in the body’s defenses against microbial infection.

In March of 2006, XOMA began an Investigator Sponsored Trial (“IST”) of NEUPREX® at the Southwestern Medical Center in Dallas for patients with severe burns. In July, the first patient was dosed under this trial. This IST joins with another IST initiated in October of 2003 for pediatric open heart surgery patients, which is expected to complete enrollment during the third quarter of 2006. Later this year, XOMA plans to sponsor a third trial for NEUPREX® in allogeneic HSCT. In addition to their conventional medical application in oncology, the HSCT studies may provide proofs of concept for the use of NEUPREX® in acute radiation syndrome as a possible biodefense indication.

XOMA 052

XOMA 052 (formerly XMA005.2) is a high-affinity, Human Engineered™ monoclonal antibody with potent inhibitory activity against its inflammatory target. XOMA developed this antibody independently and continues to own all rights to it. XOMA is currently evaluating XOMA 052 in preclinical studies. Possible indications include osteoarthritis and rheumatoid arthritis. Pre-clinical studies continued during the second quarter of 2006. XOMA plans to file an IND in December of 2006 and expects to start clinical testing for XOMA 052 in the first half of 2007.

Subsequent Events

On July 14, 2006, the EMEA’s Committee for Orphan Medicinal Products recommended to the European Commission that opebacan (NEUPREX®) be granted orphan medicinal product designation. The European Commission is expected to act on the committee’s recommendation in September or October of 2006. XOMA is also evaluating the possibility of submitting a marketing authorization application in Europe for NEUPREX® for meningococcemia under the EMEA’s “exceptional circumstances” approval mechanism.

On July 19, 2006, Cubist Pharmaceuticals, Inc. (“Cubist”, Nasdaq: CBST) announced that it was ceasing further investment in the development of HepeX-B, including the suspension of XOMA’s process development work and manufacturing of quantities of HepeX-B sufficient for Phase 3 clinical trials. On July 28, 2006, XOMA announced that it had placed its production process development work for Cubist on hold and issued a notice of contract termination to Cubist.

On July 28, 2006, XOMA was awarded a $16.3 million contract with NIAID to produce monoclonal antibodies for the treatment of botulism to protect U.S. citizens against the harmful effects of botulinum neurotoxins used in bioterrorism. Under the three-year contract, XOMA will create and produce an innovative injectable product comprised of three anti-type A-botulinum neurotoxin monoclonal antibodies to support entry into Phase I safety human clinical trials. This contract is 100% funded with federal funds from NIAID under Contract No. HHSN266200600008C/N01-A1-60008. This contract follows NIAID’s $15.0 million contract award to XOMA in 2005 for antibody development work.

Investor Conference Call

XOMA has scheduled an investor conference call and webcast to discuss its second quarter 2006 results for today, August 9, 2006, beginning at 5:00 pm EST (2:00 pm PST). The webcast can be accessed via XOMA’s website at http://www.xoma.com and will be archived on the site until close of business on November 7, 2006. To obtain phone access to the live conference call in the U.S. and Canada, dial 1-877-407-9205. International callers should dial 1-201-689-8054. No conference ID is necessary. An audio replay will be available beginning two hours following the conclusion of the call through 11:59 pm Eastern (8:59 pm Pacific) on August 24, 2006. Access numbers for the replay are 1-877-660-6853 (U.S./Canada) or 1-201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 208075.

About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has royalty interests in RAPTIVA® (efalizumab), a monoclonal antibody product marketed worldwide (by Genentech and Serono, SA) to treat moderate-to-severe plaque psoriasis, and LUCENTIS™ (ranibizumab injection), a monoclonal antibody product marketed worldwide (by Genentech and Novartis AG) to treat neovascular (wet) age-related macular degeneration.

The Company has built a premier antibody discovery and development platform that includes access to seven of the leading commercially available antibody phage display libraries and XOMA’s proprietary Human Engineering™ and BCE technologies. More than 45 companies have signed BCE licenses. XOMA’s development collaborators include Lexicon, Novartis, and Schering-Plough. With a fully integrated product development infrastructure, XOMA’s product development capabilities extend from preclinical sciences to product launch. For more information, please visit the Company’s website at www.xoma.com.

Certain statements contained herein related to the sufficiency of XOMA’s cash resources, levels of future expenses and cash, future sales of approved products, as well as other statements related to current plans for product development and existing and potential collaborative and licensing relationships, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the period for which XOMA’s cash resources are sufficient could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated, if anticipated revenues or cost sharing arrangements do not materialize, or if funds are not otherwise available on acceptable terms; expense levels and cash utilization may be other than as expected due to unanticipated changes in XOMA’s research and development programs; and the sales efforts for approved products may not be successful if the parties responsible for marketing and sales fail to meet their commercialization goals, due to the strength of competition, if physicians do not adopt the products as treatments for their patients or if remaining regulatory approvals are not obtained or maintained.

These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent filing on Form 10-Q and in other SEC filings. Consider such risks carefully when considering XOMA’s prospects.

Condensed Financial Statements Follow

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XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	June 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,798	$20,804
Short-term investments	23,054	22,732
Receivables, net	5,602	5,186
Related party receivables	96	98
Prepaid expenses	1,217	975
Debt issuance costs	477	493

Total current assets	42,244	50,288
Property and equipment, net	21,940	19,056
Related party receivables – long-term	75	93
Debt issuance costs – long-term	2,187	2,683
Deposits	457	457

Total assets	$66,903	$72,577

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$3,525	$5,648
Accrued liabilities	5,613	5,717
Accrued interest	1,472	1,652
Deferred revenue	4,849	3,527

Total current liabilities	15,459	16,544
Deferred revenue – long-term	5,075	4,333
Convertible debt – long-term	58,109	60,000
Interest bearing obligation – long-term	15,793	12,373

Total liabilities	94,436	93,250
Commitments and contingencies	—	—
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 135,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 97,409,289 and 86,312,712 shares outstanding at June 30, 2006 and December 31, 2005, respectively	49	43
Additional paid-in capital	674,698	655,041
Accumulated comprehensive income	(71)	(66)
Accumulated deficit	(702,210)	(675,692)

Total shareholders’ equity (net capital deficiency)	(27,533)	(20,673)

Total liabilities and shareholders’ equity (net capital deficiency)	$66,903	$72,577

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues:
License and collaborative fees	$731	$2,655	$1,385	$3,180
Contract and other revenue	4,681	933	7,775	2,192
Royalties	2,100	1,571	3,956	2,780

Total revenues	7,512	5,159	13,116	8,152

Operating costs and expenses:
Research and development (including contract related of $2,672 and $4,611, respectively, for the three and six months ended June 30, 2006, and $974 and $1,785 for the three and six months ended June 30, 2005)	12,104	9,547	24,285	19,549
General and administrative	4,386	3,709	9,439	7,460

Total operating costs and expenses	16,490	13,256	33,724	27,009

Loss from operations	(8,978)	(8,097)	(20,608)	(18,857)
Other income (expense):
Investment and interest income	385	418	842	987
Interest expense	2,681	(1,117)	(6,745)	(1,778)
Other income (expense)	(3)	252	(7)	41,184

Net income (loss) from operations before taxes	(5,915)	(8,544)	(26,518)	21,536
Provision for income taxes	—	38	—	38

Net income (loss)	$(5,915)	$(8,582)	$(26,518)	$21,498

Basic net income (loss) per common share	$(0.06)	$(0.10)	$(0.29)	$0.25

Diluted net income (loss) per common share	$(0.06)	$(0.10)	$(0.29)	$0.20

Shares used in computing basic net income (loss) per common share	96,661	86,253	92,326	85,997

Shares used in computing diluted net income (loss) per common share	96,661	86,253	92,326	115,332